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                           April 30, 2024

       Peter Nielsen
       President and Chief Executive Officer
       Bio-Path Holdings, Inc.
       4710 Bellaire Blvd, Suite 210
       Bellaire, TX 77401

                                                        Re: Bio-Path Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 24,
2024
                                                            File No. 333-278910

       Dear Peter Nielsen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              William R. Rohrlich,
II, Esq.